Pharma-Bio Serv, Inc.
                        Sardinera Beach Building Suite 2
                              Marginal Costa de Oro
                            Dorado, Puerto Rico 00646

                                 October 4, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:   Karen J. Garnett, Esq.
             Assistant Director

                        Re:   Pharma-Bio Serv, Inc.
                              Registration Statement on Form SB-2
                              File No. 333-132847
                              -----------------------------------

Ladies and Gentlemen:

      Pharma-Bio Serv, Inc. (the "Company"), is filing amendment No. 4 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff in its letter of comments dated September 20, 2006. Set forth below is the Company's response to Commission's comments.

General

1. We note your response to our prior comment number 2. Please confirm that you will include a fixed price, rather than a range in the final prospectus delivered to investors, consistent with Item 501(a)(9)(iv) of Regulation S-B.

      The final prospectus will replace the language relating to a price range with language relating to a fixed price.

Registration Statement Fee Table

2. We have reviewed your response to our prior comment number 3; however, footnote (1) to your fee table continues to refer to the average exercise price of the warrants. Please tell us why you believe it is appropriate to use an average of the warrant exercise prices rather than stating each warrant exercise price, and the number of warrants subject to each price, separately.

      Footnote (1) has been revised to provide that the registration fee with respect to all of the registered securities is based on the maximum proposed offering price of $2.00 per share. Footnote (3) sets forth the number of shares issuable upon exercise of the warrants at each exercise price.

Selling Stockholders, page 15

3. We note your response to our prior comment number 10; however, we are unable to locate new disclosure describing the services, San Juan Holdings provided in exchange for the stock and warrants. Please revise or advise.

      The discussion relating to San Juan Holdings under "Selling Stockholders" has been revised to add the following language: "The services rendered by San Juan Holdings included advice to Plaza and to Ms. Plaza, and negotiation with us on behalf of Plaza and Ms. Plaza, as to the structure of the transaction and the consideration payable to Ms. Plaza for her stock in Plaza, including the amount paid at closing, the equity to be issued to Ms. Plaza and the amount, timing and conditions of the deferred payment."


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Securities and Exchange Commission
October 4, 2006
Page 2


Principal Customers, page 29

4. We have reviewed your response to our prior comment number 14 and we continue to believe that the contracts must be filed as exhibits to your registration statement. Item 601(b)(10)(i)(B) of Regulation S-B specifically requires you to file any contract upon which your business is substantially dependent, including contracts with principal customers. If you wish to request confidential treatment for portions of the contracts not previously publicly disclosed, you may do so under Rule 406 of Regulation C; however, confidential treatment will not be available for any terms that are material to investors or otherwise required to he disclosed. For further guidance, refer to Staff Legal Bulletin No. 1. In addition, please be advised that all comment letters and responses are made public on the SBC's website after we complete our review. See Commission Press Release dated June 24, 2004, which is available at www.sec.gov.

      We are filing with the amendment contracts with our four largest customers. We are seeking confidential treatment of confidential pricing information in certain of these contracts. The exhibits for which confidential treatment is requested (exhibits 10.12 through 10.15) reflect the deletion of the confidential information. The request for confidential treatment is being made pursuant to Rule 406.

5. In light of the preceding comment, please revise your disclosure to identify the customers currently identified as A, B, and C.

      We have revised the prospectus to identify our four largest customers.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

6. We note that the audit report does not appear to be signed by your independent accountants. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Kevane Soto Pasarell Grant Thornton LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, revise the report to include a conforming signature preceded by the /s/ designation in accordance with Rule 302 of Regulation S-T and as required by Article 2-02 of Regulation S-X,

      We have obtained a manually signed report from Kevane Soto Pasarell Grant Thornton LLP, and the conforming signature is reflected in the amendment.

Statements of Income, page F-4

7. We have reviewed your responses to prior comments 15 and 19. It appears that you have not filed an amended Form l0-QSB for the quarter ended January 31, 2006 to update your weighted average shares outstanding and earnings per common share amounts as you indicated in your response. Please file the amended report and supplementally provide us with your weighted average shares outstanding calculation for all periods included in your Forms l0-QSB for the quarters ended January 31, 2006 and April 30, 2006.


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Securities and Exchange Commission
October 4, 2006
Page 3


      For the three month periods ended January 31, 2005 and April 30, 2005 and the six month period ended April 30, 2005, the number of shares outstanding for basic earnings per share is 1,750,000, representing the shares of common stock that were issued to Elizabeth Plaza and San Juan Holdings. Under reverse acquisition accounting, these shares are treated as outstanding for periods prior to the reverse acquisition in January 2006.

      For the three month periods ended January 31, 2005 and April 30, 2005 and the six month period ended April 30, 2005, the number of shares outstanding for diluted earnings per share is 4,045,752. This number is determined by adding to the 1,750,000 shares deemed outstanding, the additional 2,295,752 shares issuable as a result of outstanding options using the treasury stock method. The following table sets forth the computation of these shares.


From exercise of San Juan Holdings Warrants:
--------------------------------------------
Proceeds from exercise of San Juan Holdings Warrants    2,500,000    $  0.06    $ 150,000
                                                                                =========
Number of Shares Issued                                                         2,500,000
Number of Shares assumed to be reacquired                                         204,248
                                                                                ---------
Number of Shares assumed issued and not reacquired                              2,295,752
                                                                                =========

From exercise of options of Plaza key employees:
------------------------------------------------
Proceeds from exercise of stock options                   776,186    $0.7344    $ 570,031
                                                                                =========
Number of Shares Issued                                                           776,186
Number of Shares assumed to be reacquired                                         776,186
                                                                                ---------

Number of Shares assumed issued and not reacquired                                     --
                                                                                =========

      On the January 25, 2006, we completed the private placement of 47 units, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100 shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share. In the private placement, we issued an aggregate of 1,175,000 shares of series A preferred stock, which were convertible into 15,998,800 shares of common stock, and warrants to purchase 3,999,700 shares of common stock at $1.10 per share, and warrants to purchase 3,999,700 shares of common stock at $1.65 per share. On April 25, 2006, the series A preferred stock was automatically converted into 15,988,800 shares of common stock.


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Securities and Exchange Commission
October 4, 2006
Page 4


      In computing basic earnings per share, in addition to the 1,750,000 shares of common stock that were outstanding prior to the January 25, 2006 closing, the following additional shares are included:

      o The 551,800 shares held by the stockholders of Lawrence prior to the closing are treated as outstanding since January 25, 2006.

      o The 14,401 shares that were issued as a result of our failure to file a registration statement in a timely manner are included from April 25, 2006.

      o The 15,998,800 shares issued upon conversion of the series A preferred stock are included in computing basic earnings per share commencing April 25, 2006.

      In computing diluted earnings per share, the following shares of common stock, in addition to the shares of common stock included in determining basic earnings per share, are included. The shares issuable upon exercise of the warrants are included in computing diluted earnings per share from January 25, 2006, using the treasury stock method applying the same methodology as described above. The following are the additional shares used in computing diluted earnings per share:

      o The 3,999,700 shares issuable upon exercise of warrants having an exercise price of $1.10, which are included from January 25, 2006 until the end of the applicable period.

      o The 3,999,700 shares issuable upon exercise of warrants having an exercise price of $1.65, which are included from January 25, 2006 until the end of the applicable period.

      o The 1,600,000 shares issuable upon exercise of warrants having an exercise price of $.06 which had been issued by Lawrence prior to the closing, are included from January 25, 2006 until the end of the applicable period.

      o The 15,998,800 shares of common stock issued upon conversion of the series A preferred stock are included from January 25, 2006 until April 25, 2006, at which time the series A preferred stock was converted into common stock.

      o The 14,401 shares of common stock issued as a result of our failure to file a registration statement in a timely manner are included from January 25, 2006 until April 25, 2006, at which time the series A preferred stock was converted into common stock.

      o The 1,439,892 shares issuable upon exercise of warrants having an exercise price of $0.7344, per share are included from January 25, 2006 until the end of the applicable period.

      o The 1,687,500 shares of common stock issuable upon exercise of options granted during the period January 25, 2006 through the end of the applicable periods are included from the date of grant until the end of the applicable period.


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Securities and Exchange Commission
October 4, 2006
Page 5


      We are looking for an effective date on or about October 11, 2006. We would appreciate any expedited treatment you could give to this filing.

      Notwithstanding the comments of the staff, we hereby acknowledge:

      o We are responsible for the adequacy and accuracy of the disclosure in the filing.

      o Staff comments or changes in response to staff comments in the proposed disclosure in do not foreclose the Commission from taking any action with respect to the filing; and

      o We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                         Very truly yours,

                                                         /s/ Manuel O. Morera
                                                         -----------------------
                                                         Manuel O. Morera
                                                         Chief Financial Officer